EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	24 Weeks Ended
	6/12/04	6/14/03
Earnings:
Income before income taxes	$2,643	$2,375
Unconsolidated affiliates interests, net	(131)	(104)
Amortization of capitalized interest	1	4
Interest expense	72	74
Interest portion of rent expense (a)	38	32

Earnings available for fixed charges	$2,623	$2,381

Fixed Charges:
Interest expense	$72	$74
Capitalized interest	—	3
Interest portion of rent expense (a)	38	32

Total fixed charges	$110	$109

Ratio of Earnings to Fixed Charges (b)	23.85	21.81

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.
(b)	Based on unrounded amounts.